Exhibit 99.4
Consent of Independent Auditors
We hereby consent to the use in this Annual Report on Form 40-F for the year ended December 31, 2008 and the incorporation by reference in the Registration Statement on Form S-8 (333-152902) of Petroflow Energy Ltd. of our report dated April 22, 2009, relating to the consolidated financial statements, which appears in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
Canada
April 22, 2009